Management's Discussion and Analysis of Financial Statements
for the year ended August 31, 2019

This Management's Discussion and Analysis ("MDA") of Avalon Advanced Materials Inc. (the "Company" or "Avalon") is an analysis of the Company's financial results for the year ended August 31, 2019 (the "Year" or "Fiscal 2019"). The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto. This MDA is prepared as of November 29, 2019.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, traded on the OTCQB Venture Market in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified sustainable producer and marketer of specialty metals and minerals and by expanding the markets for its mineral products.

Avalon operates primarily in Canada with a focus on the "Technology Metals" or "Cleantech Materials", including tin, lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements ("REE"), yttrium, and zirconium.

The Company is in the process of exploring or developing three of its five mineral resource properties and recently announced the signing of a binding LOI with a private US company to collaborate on an opportunity to extract rare earths from coal mine wastes. The Company completed an updated preliminary economic assessment ("PEA") of its Separation Rapids Lithium Project in August, 2018. The Company completed a PEA for its East Kemptville Tin-Indium Project (the "East Kemptville Project") in July, 2018. Previously, the Company completed a feasibility study on its Nechalacho Rare Earths Elements Project (the "Nechalacho Project" or "Nechalacho") in April, 2013 (the "Nechalacho FS"), and its Report of Environmental Assessment (the "Report of EA") was approved by the Minister of Aboriginal Affairs and Northern Development Canada ("AANDC") in November, 2013. Due to growing demand for the "magnet rare earths" neodymium and praseodymium, work on the Nechalacho Project was re-activated in 2018 and an Australian company is acquiring the near surface resources (which were not part of the Nechalacho FS development model) from the Company.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility ("CSR") best practices. In November, 2019, the Company released its eighth comprehensive Sustainability Report entitled Critical minerals for a sustainable future (the "2019 Sustainability Report").

The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium, rare earths and tin, is growing due to their critical importance in an expanding array of applications in new clean technology, notably energy storage and electric vehicles.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

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For the Years Ended August 31,	2019	2018	2017
	$	$	$
Revenue	53,023	61,777	28,211
Net Loss before discontinued operations	3,386,335	3,240,744	3,357,321
Net Loss before discontinued operations, per share basic and diluted	0.012	0.015	0.018
Net loss	3,386,335	3,240,744	3,357,321
Net loss, per share basic and diluted	0.012	0.015	0.018
Total assets	124,012,322	121,932,188	120,436,379
Total long term liabilities	1,463,794	3,768,171	3,264,433
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic mineral deposit is developed and brought into profitable commercial operation on one or more of the Company's properties, or is otherwise disposed of at a profit. Since the Company has no ongoing revenue from operations, annual operating losses typically represent the sum of business expenses, any impairment losses recognized on its mineral properties and adjustments to the fair value for the derivative liabilities and convertible redeemable preferred shares. The Company may increase or decrease its level of business activity in coming years and if it does, investors can anticipate that the Company's annual operating losses will also increase or decrease until an economic operation is brought into profitable commercial production, or one or more of the Company's properties are disposed of at a profit.

Exploration and Development Activities

Expenditures on resource properties for Fiscal 2019 totalled $1,031,100, a 55% decrease from the level of expenditures for the year ended August 31, 2018 ("Fiscal 2018") which totaled $2,272,883. Of these expenditures, 50% were incurred on the Separation Rapids Lithium Project, 31% were incurred on its East Kemptville Project and 19% were incurred on the Nechalacho Project. Expenditures on the Separation Rapids Lithium Project decreased to $511,188 from $1,487,340 in Fiscal 2018 due to reduced activity following the 2018 winter drilling program and the subsequent preparation of the updated PEA in 2018. Expenditures on the East Kemptville Project decreased to $315,087 from $505,102 in Fiscal 2018, also as a result of reduced activity following the preparation of the PEA in 2018. Expenditures on the Nechalacho Project decreased slightly to $201,097 from $259,681 in Fiscal 2018.

Resource property expenditures for the three months ended August 31, 2019 (the "Quarter") totalled $156,856, a 70% decrease from the level of expenditures for the quarter ended August 31, 2018 ($525,976) due to a lower level of exploration and development activity, as the Company spent a significant portion of its efforts assisting Cheetah Resources Pty Ltd. ("Cheetah") with its work program on the Nechalacho Project, for which Avalon was reimbursed. Of these expenditures, 99% were incurred on the Separation Rapids Lithium Project, 21% were incurred on the East Kemptville Project, and a recovery of 20% was recorded on the Nechalacho Project as some of Avalon's costs incurred in the prior quarter were recovered from Cheetah.

The Company has abandoned three peripheral exploration licences totalling approximately 2,137 hectares surrounding the East Kemptville Special Licence during Fiscal 2019, accordingly the costs incurred to-date of $639,034 on the mineral claims under these exploration licences have been written off as an impairment loss during the Year. The Special Licence covering 1,165 hectares over the closed mine site remains as the Company's mineral tenure at East Kemptville and covers the known tin mineral deposits in the area.

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Separation Rapids Lithium Project

The Separation Rapids property consists of seventeen "new" mineral claims and one mining lease covering a combined area of approximately 3,910 hectares ("ha") (9,172 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The claims are referred to as new claims as the Ontario government changed the claim system in 2019 with the change having no material effect on Avalon's property. The lease covers an area of 420.39 hectares over the area of the main lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials as well as lithium compounds for the battery industry.

During fiscal 2018, the Company completed an updated PEA on a simplified business model that focuses on initial production of lithium mineral concentrates for the glass industry, with potential for future expansion into production of the battery materials lithium carbonate and/or lithium hydroxide. This smaller scale development model reduces capital expenditure requirements substantially from the original model completed in September, 2016, while generating attractive returns and reducing overall business and permitting risk.

During the Year, the Company incurred $511,188 (2018 - $1,487,340) in exploration and development expenditures on the Separation Rapids Lithium Project. Approximately 34% of these were incurred primarily on the geological mapping and geochemical sampling program completed in the fall of 2018, and geological and resource modelling, 25% was spent on on-going environmental studies and permitting, 30% on metallurgical testwork to produce a further 15kg of petalite product sample and to optimize recovery and lithium grade of petalite concentrate, and 8% was incurred on finalizing the updated PEA in September, 2018. In addition, approximately $196,000 was expended on lithium market development work towards securing offtake agreements for the petalite products.

During the Quarter, the Company incurred $155,113 (2018 - $307,930) in exploration and development expenditures on the Separation Rapids Lithium Project. Approximately 31% of these were incurred primarily to support the geological modelling work on the project being conducted by doctoral students from McGill University and the University of Manitoba and on planning for a bulk sampling program tentatively scheduled for early 2020 subject to arranging financing, 20% was spent on permitting for the bulk sampling program and on-going environmental studies, and 46% on metallurgical testwork to optimize recovery and lithium grade of petalite concentrate. In addition, approximately $48,000 was expended on lithium market development work towards securing offtake agreements for the petalite products.

Lithium Markets

While lithium battery materials are getting most of the attention in the market and the media, demand for lithium in high strength glass products is also growing. Many existing and new high strength glass formulations for automotive, aircraft, cell phones, and video displays where durability and lightweight are key, require lithium to achieve the desired properties. Avalon's high purity petalite products are well-suited for this market. Global lithium prices are off their highs of last year with lithium carbonate reportedly near US$10,000/tonne in October, 2019, while spodumene concentrate prices (6% Li2O, FOB Australia) are down to just above US$ 600/tonne. The outlook for demand continues to be very good with companies like Tesla, Volkswagen, BMW and Toyota continuing to make positive announcements about their EV plans.

Numerous expressions of interest have been received from potential customers for the Company's lithium mineral products and discussions on off-take commitments with potential partners from Europe and China are ongoing. The Company is developing a work plan with a potential new partner to extract up to a 5,000 tonne bulk sample of the petalite ore for pilot plant processing. With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company is well-positioned to bring a new supply of lithium minerals to the market to serve priority customers, once project financing and all required permits are in place.

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Environmental Assessment and Community Engagement

Avalon is committed to developing the Separation Rapids Lithium Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports. These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, creating benefits for local communities and providing full transparency in its social and environmental performance. The Company and the project are now well known in the local community.

The project is located in the traditional land use area of the Wabaseemoong Independent Nations ("WIN") for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on business opportunities and providing training for community members. The Company has also initiated dialogue with the Métis Nation of Ontario which holds Indigenous rights in the area. Engagement is ongoing with local Indigenous communities, regulators, and local government who continue to be supportive of the project. Most recently, engagement on the update of the closure plan for the planned bulk sample program was completed.

As part of the update of the closure plan under the existing advanced exploration permit that was required for the planned bulk sample program, an engagement plan was prepared. It was approved by the Ministry of Mines and Northern Development and implemented. A multi ministry meeting was held to update the regulators on the project status and to obtain input to the proposed bulk sample program and the refined closure plan. The draft closure plan update was submitted and responses to minor comments received from interested stakeholders were prepared for final submission. Approval is anticipated early in the next quarter. A maintenance agreement and Quarry Permit from the Ministry of Natural Resources and Forestry allows for any needed road maintenance if required for bulk sampling.

Future Work

The next step in the project's development is to proceed with a short pilot plant program on a bulk sample to finalize flowsheet parameters for engineering purposes including reagent recycling and water treatment processes, after which a feasibility study can be completed. This work is expected to proceed in 2020 subject to the completion of off-take or strategic partnership agreements and additional project financing being in place. Planning for this program has been initiated. The use of gravity concentration and ore sorting methods for up-grading mined ore are to be further investigated, the objective being to either produce a higher grade ore for direct sale or to reduce the Capex and Opex of the plant by feeding it a higher grade material. Some additional drilling is also contemplated to bring more of the Inferred resources into the Measured and Indicated categories and collect more geotechnical data for pit and infrastructure design work. Continued exploration on the Paterson Lake claims in the vicinity of the new Snowbank pegmatite discovery and the Glitter pegmatite is planned for summer, 2020, including drilling if funding is available. Environmental studies of the proposed power transmission line route will be initiated once funding is available. Permitting for the bulk sample was largely complete at the end of the Quarter. With the exception of the powerline route study, the environmental studies are largely complete. Once applications are submitted, it is anticipated that all necessary permits for construction can be obtained in under a year. Construction activities for many project components can be initiated prior to receipt of all permits.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company's Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

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Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories ("NWT"), approximately 100 kilometres southeast of the city of Yellowknife. The property is now comprised of eight contiguous mining leases totalling 14,229 acres (5,786 hectares), after three mining claims totalling 332 hectares on the southwest side of the original five leases were converted to mining leases. The original five leases are subject to one independently owned 2.5% Net Smelter Returns ("NSR") royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.6 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation ("YKDFN"), the Deninu K'ue First Nation ("DKFN") and the Lutsel K'e Dene First Nation ("LKDFN"). The Company has signed an Accommodation Agreement with the DKFN. The Company also recognizes that the Tłįcho First Nation ("TFN") has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Indigenous rights asserted by two Métis organizations: the NWT Métis Nation ("NWTMN") and the North Slave Métis Alliance ("NSMA"). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

With the re-activation of the project in 2018, Avalon's exploration permitting allows for additional study at the T-Zone and historical areas, including partial dewatering of the adit for obtaining a bulk sample for testing. It also includes approval for the extension of the airstrip, road and plant site construction which can utilize any inert waste rock and optical sorting process rejects produced during exploration and development. In discussion with regulators, there is also potential to initiate future small scale pilot mining activities for bulk samples under the existing exploration permit or the existing early works Land Use Permit and Water License. This has the environmental and cost benefits of avoiding the need for additional quarry development, dramatically reduces water use and environmental footprint and allows for a rapid development of the low risk, low impact small scale mining activities.

During the Quarter, the Company and a private Australian company, Cheetah Resources Pty Ltd. ("Cheetah"), entered into a definitive agreement (the "Agreement"), under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property ("Upper Zone Resources") for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes. Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity. This agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty. Advance payments totalling $3.2 million had been received by August 31, 2019 and the balance of $1.8 million was received subsequent to August 31, 2019.

Avalon has continued to participate in advocacy efforts through the NWT and the Nunavut Chamber of Mines in 2018 and monitor GNWT regulatory developments.

Expenditures during the Year totalled $201,097 (2018 - $259,681), of which approximately $138,000 were spent on the field sampling program conducted in September 2018 in the area of the T-Zone and Tardiff Zones, assay analysis on samples collected during the field program and resource modelling on the T-Zone and Tardiff Zones, with the balance being spent primarily on mining lease payments and preliminary ore-sorting process work.

Expenditures during the Quarter were a net recovery of $30,434 (2018 - expenditures of $38,161), which were incurred primarily on geological resource modelling work on the T-Zone and on-going sample storage costs, offset by a recovery of some of Avalon's costs incurred in the prior quarter from Cheetah.

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Rare Earth Markets

Interest in creating new rare earth supply chains outside China has revived due to the ongoing uncertainty around security of supply in the wake on the recent US China "trade war" and permitting issues Lynas Corporation has faced in maintaining operations with its Rare Earth Separation Plant and Refinery in Malaysia. Rare earth magnets remain vital to many clean technology applications requiring high efficiency, lightweight electric motors and generators. This includes motors for electric vehicles, which can require 5-10kg of rare earth magnets per vehicle.

Recent Work and Future Development Plans

Avalon and Cheetah are now in the process of closing the Agreement. If Cheetah implements additional infrastructure development at site, this could reduce Avalon's future development costs on its own portion of the project.

Avalon completed a brief geological program in July, 2019 at the project on behalf of Cheetah. This program comprised resampling historic core from the T Zone. This work assisted in drill targeting for a drill program planned and completed by Avalon in September-October, 2019 on behalf of Cheetah.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved either by the Company's Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

East Kemptville Tin-Indium Project

The 100% owned East Kemptville Tin-Indium Project is located 55km northeast of Yarmouth, Nova Scotia, Canada. The property consists of a Special Licence covering 1,165 hectares (2,880 acres). East Kemptville was an operating tin mine from 1985-1992 and was North America's only large primary tin producer, before closing prematurely in 1992 due to a collapse in tin prices. Increasing global demand for tin and tightening supplies have resulted in strengthening tin prices, creating an opportunity for Avalon to consider re-developing East Kemptville.

Avalon is presently in the process of securing full tenure to the site under a mineral lease to put the Company in a position to re-start production at a small scale, utilizing the existing stockpile resources for initial feed to a gravity concentrator, supplemented by accessing near-surface higher grade tin resources. The present model will remediate the existing environmental liability and ultimately result in the full rehabilitation of the site. During fiscal 2018 the Company completed a PEA based on this initial re-development model that indicated positive economics.

During the Quarter, the Company continued preparing the application for the mineral lease which was largely completed in December, 2018. As a result of regulatory changes to the Mining Act, some minor additional work is ongoing to meet new requirements for the closure plan. Submission of the Closure Plan is scheduled for Q4 calendar 2019 or early 2020. A preliminary external review was completed that supports the concept and certification. Once received, the Mineral Lease will allow Avalon to proceed with site development once final feasibility study work is completed and project financing is in place. Environmental baseline work was completed to allow the finalization of the Environmental Impact Assessment (referred to as a Project Environmental Assessment Designation in Nova Scotia) and the Crown Land Lease Transfer. These processes are anticipated to take approximately 4-6 months once submitted and therefore should be completed in late 2019 or early 2020. This will include the environmental benefits of the ongoing ore-sorting test work which reduces waste volumes and water and energy use. Once all approvals are in place, financing is secured and feasibility work completed, the operation could be brought to initial production in 12-16 months.

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The Company incurred $315,087 (2018 - $505,102) in expenditures during the Year on the East Kemptville Project. Approximately 39% of these expenditures were spent on bulk sampling from the stockpile, assay analysis and modelling of the stockpile tin resource, 41% incurred on permitting and environmental studies, and 19% on metallurgical testwork and finalizing the PEA in September, 2018.

The Company incurred $32,064 (2018 - $159,125) in expenditures during the Quarter on the East Kemptville Project, which were mainly incurred on environmental studies and permitting and planning for the confirmation drilling program of the stockpile.

Project Development Update

Subsequent to the end of the Quarter, as disclosed in the Company's news release dated September 13, 2019, encouraging preliminary results were reported from the ore-sorting testwork being conducted by Cronimet Mining Processing SA (Pty) Ltd ("CMPSA") on the 28 tonne bulk sample collected from the stockpile in January, 2019. While final analytical results are not yet available, visual examination of the products by CMPSA indicate tin recoveries that are exceeding expectations. Avalon is now planning to proceed with a Feasibility Study in collaboration with CMPSA to incorporate the ore-sorting results into the project development model. This is expected to be completed in 2020. Additional work at the East Kemptville site planned for the summer was delayed, pending completion of the final agreement with the surface rights holder on the transfer of surface tenure. This agreement is now expected to be finalized in early 2020, after which the stockpile drilling and final environmental studies can proceed.

In addition to extensive engagement during the year with NGOs, political and business leaders, engagement continued to accelerate with the Acadia First Nation ("AFN") during the Quarter. Regular meetings have been scheduled with AFN leadership to discuss business opportunities. A meeting was previously held with the Benefits Committee of the KMKNO (Provincial Mi'kmaq) Assembly toward concluding an IBA type agreement and to initiate their input into the permitting process. The responsibility for the IBA negotiation was transferred to the local AFN, which will simplify and improve this process. The AFN continue to be supportive of the Company's development plans for the East Kemptville site. It was mutually agreed to put a hold on additional agreement discussions until financing is confirmed to move the project forward.

The ore-sorting testwork, combined with a confirmation drilling program on the stockpile, will be utilized to finalize the small-scale site re-development model to the feasibility level of confidence. On permitting, in addition to the Mining Lease and Crown Land Lease transfer, work will also be initiated on the required Industrial Approval.

Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company's Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Lilypad Cesium Project

The Lilypad Cesium Project consists of 14 "new" claims, totalling slightly over 3,279 ha, covering a field of lithium, tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario. The claims were staked by the Company between January, 1999 and October, 2000 and are 100% owned by the Company with no underlying royalties. The claims are referred to as new claims as the Ontario government changed the claim system in 2019 with the change having no material effect on Avalon's property. Previous owners of the property drilled some 50 shallow drill holes and Avalon completed 32 drill holes totalling 4,781 metres in 2000 and 2001 in a program focused primarily on tantalum potential that produced encouraging initial results including the discovery of significant cesium mineralization as the ore mineral pollucite.

The project has been inactive since 2002 awaiting a recovery in tantalum prices or new demand for cesium minerals. Two developments in 2018 have encouraged Avalon to resume exploration at the property. Firstly, development plans for the Ring of Fire area, north of the property, increase the probability of new road access being developed into the area in the near future. Secondly, because of recent increasing market interest in both lithium and cesium, a field program is justified primarily to further investigate the cesium potential of the property due to a global supply shortage. During Fiscal 2019, Cabot Corp. announced the sale of its Specialty Fluids division (owner of the pollucite-producing Tanco Mine in Manitoba) to Sinomine, a large Chinese mining and chemical company with a division focused on rare metals supply. This news suggests that an opportunity may now exist to create a new pollucite supply chain to serve cesium markets outside China.

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Renewed exploration work now planned for summer 2020, subject to financing, will comprise geological mapping and geochemical sampling to better understand cesium distribution, identify new drill targets, initiate preliminary environmental activities and to obtain samples suitable for metallurgical testwork. The 2000 and 2001 work program recognized exceptional cesium potential over a broad area on the property with drill intercepts assaying up to 6.205% Cs2O over 1.70 metres in one mineralized dyke known as the Pollucite Dyke.

The project is located in the traditional territory of the Eabametoong First Nation. The Company has re-started discussions with community leadership on opportunities for collaboration.

Other Projects

In October, 2019, the Company signed a letter of intent with a private US company, Coal Strategy Advisors, LLC, ("CSA") to earn up to a 50% interest in the Will Scarlett Rare Earths Recovery Project ("Will Scarlett") located near Marion, Illinois. Will Scarlett is a closed coal mine site where recent geochemical sampling has found elevated levels of rare earth elements (or "REE") and other metallic elements such as cobalt, nickel, lithium, manganese and zinc in mine waste materials. The rare earths are found at Will Scarlett in the acid mine drainage ("AMD") and in the precipitates generated from lime treatment of the AMD to neutralize the acidity. Sampling of the precipitates and AMD has revealed high concentrations of total rare earth oxides in excess of 500 ppm. Also notable is that, unlike most hardrock rare earth resources, no significant uranium or thorium has been detected associated with the rare earths at Will Scarlett. Avalon and CSA plan to proceed immediately with analytical and process testwork to confirm concentration levels and the most efficient extraction process to recover the rare earths from the AMD and precipitates. Avalon and CSA will enter a formal joint venture agreement once the full scope of work required to advance the project to initial production is determined.

While the Warren Township Anorthosite Project remains inactive, the Company continues to monitor the markets for calcium feldspar products, where demand appears to be growing as evidenced by new production from Greenland reported by Hudson Resources Inc.. There is also renewed exploration activity in the Shawmere Anorthosite complex by another company exploring on claims located to the north of the Warren Township Project.

Corporate Social Responsibility

In November 2019, the Company released its 2019 Sustainability Report, which is available for download on the Company's website at: http://www.avalonAM.com

The 2019 Sustainability Report was prepared in accordance with the streamlined October 2016 Global Reporting Standards. The 2019 Sustainability Report incorporates a self-assessment of Fiscal 2019 performance and sets targets for 2020 against the applicable Mining Association of Canada "Toward Sustainable Mining" indicators. Notably, Avalon completed risk assessments and updated all Emergency Response Plans for the sites where work was completed during the fiscal year. All work at sites were completed without environmental or health and safety incidents.

In addition to the Company's safety performance, the report includes many other accomplishments such as community outreach, and metallurgical process improvements that contribute to improved environmental performance. Avalon is committed to working closely with its Indigenous partners to create lasting economic and social benefits in the communities. Dialogue is ongoing with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations ("WIN") and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project, and was recently initiated with new Eabametoong First Nation Chief, Harvey Yesno for the Lilypad Cesium Project.

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Avalon's leading sustainability efforts are also benefitting the exploration industry. During Fiscal 2019, the Prospectors and Developers Association of Canada ("PDAC") has adopted Avalon's energy monitoring system and published it for its members, as well as working with regulators to develop balanced regulations with applicability to Avalon projects. Avalon is participating in a multi-stakeholder development of a climate change risk assessment and will utilize it, if applicable, to augment existing risk assessments and project design. Avalon also supported PDAC in the development of training materials for the Mining Association of Canada's Toward Sustainable Mining's Community of Interest Panel regarding the exploration industry. PDAC may further adapt them for a broad range of educational applications.

The Company's focus is on materials that enable clean technology, including solar and wind power. In order to do this sustainably, Avalon designs its operations to minimize environmental impacts and greenhouse gas emissions, while planning for rehabilitation and productive use of the land post closure. The Company also now incorporates a staged-development approach to its cleantech materials projects, which involves starting production at a modest scale, to minimize project footprint and potential risks to environment, while also reducing investment risk and creating opportunities for its Indigenous business partners. Further, Avalon is a leader in looking at closed mine sites as opportunities to remediate long term environmental liabilities through economic extraction of valuable minerals from waste materials using new technologies such as sensor-based ore-sorting.

Being a recognized sustainability leader reduces costs and facilitates good relationships with regulators and communities, which helps in the acquisition of permits in a more timely and cost effective manner. This helps facilitate the acquisition of our social license to operate. Avalon believes that responsible users of our clean tech materials will require increasingly sustainable sources for their materials which provides Avalon with a strategic advantage.

Administration and Other

Corporate and Administrative expenses totalled $2,415,003 during Fiscal 2019, an 11% decrease from the amount incurred in Fiscal 2018 ($2,724,759). The main areas of decreased operating expenses for the Year were expenses on public and investor relations, marketing and sales, and insurance.

Salaries and benefits for the Year increased by approximately 3% to $1,433,624 compared to $1,387,249 in Fiscal 2018 reflecting a consistent level of staffing and salary levels. The slight increase in salaries and benefits was primarily related to the increase in the provision for accrued vacation days.

Expenses on public and investor relations for the Year decreased by $209,201 (54%) to $180,684 compared to $389,885 in Fiscal 2018. The decrease is primarily related to the reduced amount of work provided by consultants with respect to investor relations activities in the US and in Europe. The Company also participated in fewer capital and investment conferences during the Year compared to Fiscal 2018. Investor relations activities were accelerated subsequent to the end of the Quarter, with renewed investor interest in critical minerals that can be sustainably produced. This included participation in a technology-oriented Microcap investment conference in New York in September and other meetings with private investors.

Marketing and sales related expenses for the Year decreased by $55,373 (73%) to $20,346 compared to Fiscal 2018, which primarily related to the decrease in travel for meetings with potential customers. The Company also participated in fewer industry conferences.

Insurance expenses decreased by $35,072 (28%) to $91,751 during the Year compared to Fiscal 2018, which primarily related to the reduction in premiums for the Company's directors' and officers' liability insurance policy.

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The Company recognized a financing transaction cost expense of $177,503 during the Year relating to the issuance of the convertible note payable issued on November 30, 2018, and the financing transaction cost expense of $634,912 recognized in Fiscal 2018 was related to the issuances of 300 B1 Preferred Shares and 150 C1 Preferred Shares in January 2018 and June 2018, respectively.

Share based compensation decreased to $78,844 for the Year compared to $149,286 for Fiscal 2018. This decrease is primarily related to the decrease in the estimated fair values of options earned during the Year compared to Fiscal 2018.

On August 31, 2019, the fair values of the Company's outstanding derivative liabilities (which included the warrants denominated in US$ and warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offerings) were re-measured using the Black-Scholes pricing model, which resulted in a gain of $126,951 for the Year (being the decrease in the estimated value of these warrants between August 31, 2019 and August 31, 2018) and a gain of $558,601 for the Quarter (being the decrease in the estimated value of these warrants between May 31, 2019 and August 31, 2019). The changes in the estimated value of these warrants are mainly caused by the fluctuation in the trading price of the Company's common shares on August 31, 2019 compared to August 31, 2018 and May 31, 2019.

The fair values of the Company's outstanding convertible redeemable preferred shares (issued in March 2017, January 2018 and June 2018) were also re-measured, which resulted in losses of $376,688 and $47,250 for the Year and the Quarter, respectively.

Corporate and Administrative expenses totalled $569,167 during the Quarter, a 12% decrease from the amount incurred during the comparative quarter in Fiscal 2018 ($648,159). The main area of decreased operating expenses for the Quarter was expenses on public and investor relations, which were partly offset by the increase in salaries and benefits.

Expenses on public and investor relations decreased by $103,399 (82%) compared to the same quarter in Fiscal 2018. The decrease is primarily related to the reduced amount of work provided by consultants with respect to investor relations activities. The Company also participated in fewer capital and investment conferences during the Quarter compared to the same quarter in Fiscal 2018.

Salaries and benefits increased by $31,064 (10%) to $351,153 compared to $320,089 for the same quarter in Fiscal 2018. This increase is primarily related to the increased staffing level for the Quarter compared to the same quarter in Fiscal 2019.

Share based compensation expense totalled $16,760 for the Quarter compared to $36,824 for the same quarter in Fiscal 2018. This decrease is primarily related to the decrease in the estimated fair values of options and the decreased number of options earned during the Quarter compared to the same quarter in Fiscal 2018.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements and financial information of the Company.

Fiscal Year	2019				2018
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Revenue	13,301	10,655	15,126	13,941	14,340	20,204	12,484	14,749
Net Loss before discontinued operations	50,259	1,127,319	638,820	1,569,937	786,927	682,931	1,142,848	628,038
Net Loss	50,259	1,127,319	638,820	1,569,937	786,927	682,931	1,142,848	628,038
Net Loss, per share, basic and diluted	0.000	0.004	0.002	0.006	0.004	0.003	0.005	0.003

Avalon Advanced Materials Inc.	Page 10 of 23

The fluctuation in quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties, changes in the fair value of derivative liabilities and convertible redeemable preference shares, and expensed financing transaction costs. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consists mainly of the exploration and development of mineral properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company's short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of equity securities. In addition, the Agreement with Cheetah allows the Company to source $5 million in non-dilutive working capital to cover its immediate needs for operating expenses. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

As at August 31, 2019, the Company has current assets of $4,965,281 and current liabilities of $4,321,273. The holder of the Company's convertible redeemable preferred shares is entitled to demand repayment of the applicable redemption value per share in cash (which totalled $912,500 as at August 31, 2019) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $47,481, the Company's adjusted working capital was $691,489 (calculated by adding back the deferred flow-through share premium of $47,481 to the working capital of $644,008). As the de-recognition of the balance of the deferred flow-through share premium will not require the future outflow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk. As at August 31, 2018, the Company had adjusted working capital deficit of $170,908 and cash and cash equivalents on hand of $319,057.

The Company's monthly operating expenditures, excluding expenditures on resource property work programs, average $260,000 during periods of moderate project activity. The Company's contemplated resource property expenditures for Fiscal 2020, assuming the requisite financing is in place, are budgeted at approximately $2,700,000.

As disclosed earlier under "Nechalacho Rare Earth Elements Project", subsequent to the Year, the Company has received the final $1.8 million in cash payments from Cheetah.

The Company will need to raise additional capital to fund significant new work programs on the Separation Rapids Lithium, East Kemptville and Lilypad Projects. Initiatives to raise additional capital are in progress. There continues to be some uncertainty as to the Company's ability to raise sufficient additional funds on favourable terms for all of its planned program expenditures. Discussions with potential joint venture partners to provide project financing are ongoing. These conditions create some uncertainty about the Company's ability to continue as a going concern. The Company's expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

Avalon Advanced Materials Inc.	Page 11 of 23

The Company does not have any externally imposed capital requirements other than those certain Redemption Events contained in the preferred share terms. The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company's resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $24,841 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. As at August 31, 2019, the Company is required to incur additional Canadian Exploration Expenditures of $221,580 by December 31, 2019. This amount represents the remaining balance of the required expenditures resulting from the private placement completed in December, 2018.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company's projects once the capital requirements become relatively large.

The Company has an operating lease for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

Fiscal year ended August 31,	2020	$125,297
	2021	$214,644
	2022	$216,921
	2023	$221,474
	2024	$223,751
	2025 and thereafter	$74,584

 Off Balance Sheet Arrangements

As at August 31, 2019, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. Details of the transactions between the Company and other related parties are disclosed below:

Avalon Advanced Materials Inc.	Page 12 of 23

a) Trading transactions

There have been no material trading transactions with related parties during each of the years ended August 31, 2019, 2018 and 2017, other than the participation by certain related parties in certain equity offerings as listed below:

i) the participation by certain related parties in the November 2017 Private Placement, whereby Donald Bubar, Director, President and CEO, Mark Wiseman, Vice President Sustainability, Patricia Mohr, former Director subscribed for 200,000, 55,000 and 50,000 flow-through shares at $0.145 per share, respectively; and

ii) in November 2018, Mr. Donald Bubar subscribed for 1,000,000 Units at $0.07 per Unit as described in Note 14b.

b) Compensation of key management personnel

The remuneration of directors and other key members of the Company's senior management team during the three and twelve months ended August 31, 2019 and 2018 are as follows:

	Three Months Ended		Twelve months Ended
	August 31, 2019	August 31, 2018	August 31, 2019	August 31, 2018

Salaries, benefits and directors' fees(1)	$357,744	$418,547	$1,551,593	$1,692,551
Share based compensation(2)	13,699	23,905	70,992	118,991

	$371,443	$442,452	$1,622,585	$1,811,542

(1) Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE for the three and twelve months ended August 31, 2019 totaled $57,029 (2018 - $164,641) and $343,246 (2018 - $577,224), respectively.

(2) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Unpaid directors' fees and salaries included in accrued liabilities and owing to the directors and members of the Company's senior management team totaled $566,685 as at August 31, 2019 (August 31, 2018 - $137,500).

Subsequent Events

Subsequent to the end of the Year, the Company:

a) granted an aggregate of 675,000 stock options with a weighted average exercise price of $0.08 per share to certain employees, directors and consultants of the Company. The weighted average contract life of these options at issuance was 3.4 years;

b) issued a total of 7,676,845 common shares pursuant to the conversion of 30 B1 Preferred Shares and 20 C1 Preferred Shares;

c) issued 2,846,254 common shares pursuant to the conversion of $116,667 of the Convertible Note Payable;

d) as described earlier received the remaining cash payments of $1.8 million related to the sale of a certain portion of the Nechalacho resources;

Avalon Advanced Materials Inc.	Page 13 of 23

e) had 1,085,000 stock options with an average exercise price of $0.26 per share expire;

f) had 2,400,000 warrants with an exercise price of $0.16 per share expire; and

g) had 288,000 brokers' compensation warrants with an exercise price of $0.15 per share expire.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, convertible note payable, convertible redeemable preferred shares, warrants denominated in foreign currency, and warrants with exercise prices that are subject to adjustment from time to time.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 warrants outstanding as at August 31, 2019, with an original exercise price of US$0.56 per share ("US$ Warrants"). These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2019 and as at the date of this MDA is US$0.5223. These warrants are exercisable until June 13, 2021. These warrants were recorded at fair value at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

As the Company has the right to redeem all of the outstanding B1 and C1 Preferred Shares at any time at a 5% premium to the redemption value, the total fair value of the 85 B1 Preferred Shares and the 60 C1 Preferred Shares as at August 31, 2019 is $580,125 and $378,000, respectively. The number of common shares to be issued would be 23,856,209 if all of the outstanding B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.045 on August 31, 2019.

As the Company has the option to buy back the convertible note at any time for the outstanding face value, as such the fair value of the convertible note as at August 31, 2019 is its face value of $175,000. The number of common shares to be issued would be 4,861,111 if the entire note balance of $175,000 had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.045 on August 31, 2019.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Outstanding Share Data

a) Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and 145 are outstanding as at August 31, 2019.

As at August 31, 2019, the Company had 314,652,449 common shares, 85 Series B1 Preferred Shares and 60 Series C1 Preferred Shares issued and outstanding. Subsequent to the end of the Year, and as described earlier under "Subsequent Events", 10,523,099 shares were issued pursuant to the conversion of 30 B1 Preferred Shares, 20 C1 Preferred Shares and $116,667 of the convertible note payable. As at the date of this MDA, the Company has 325,175,548 common shares, 55 Series B1 Preferred Shares and 40 Series C1 Preferred Shares outstanding.

Avalon Advanced Materials Inc.	Page 14 of 23

b) Options

As at August 31, 2019, the Company had an aggregate of 9,396,250 incentive stock options outstanding with a weighted average exercise price of $0.16 (of which 6,147,500 were vested and 3,248,750 were unvested). Subsequent to the end of the Quarter, 675,000 options were granted and 1,085,000 options expired (as described earlier under "Subsequent Events"). As at the date of this MDA, the Company has 8,986,250 incentive stock options with a weighted average exercise price of $0.14 outstanding.

c) Warrants

As at August 31, 2019 the Company has the following common share purchase warrants outstanding:

  6,466,513 US$ Warrants, with an original exercise price of US$0.56 per share and are exercisable until June 13, 2021. These warrants are also subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2019 and as at the date of this MDA is US$0.5223;

  20,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.22 per share and will expire as follows: 10,000 warrants on July 31, 2020 and 10,000 warrants on August 2, 2021;

  2,400,000 warrants with an exercise price of $0.16 per share and exercisable until November 3, 2019;

  6,900,000 A1 Warrants with an exercise price of $0.23 per common share which are exercisable until March 10, 2022;

  6,250,000 B1 Warrants with an exercise price of $0.15 per common share which are exercisable until January 15, 2023;

  1,400,000 warrants with an exercise price of $0.12 per share expiring on June 29, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after June 29, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

  2,250,000 warrants with an exercise price of $0.12 per share expiring on July 11, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after July 11, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

  3,750,000 C1 Warrants with an exercise price of $0.125 per common share which are exercisable until June 29, 2023;

  1,900,000 warrants with an exercise price of $0.12 per share expiring on November 1, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after November 1, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

Avalon Advanced Materials Inc.	Page 15 of 23

  287,500 warrants with an exercise price of $0.12 per share expiring on November 23, 2020, or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after November 23, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice; and
  4,575,000 warrants with an exercise price of $0.07 per share expiring on November 30, 2021.

Subsequent to the end of the Year, 2,400,000 warrants with an exercise price of $0.16 per share expired (as described earlier under "Subsequent Events").

The Company is also committed to issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company's common shares at the date of issue of the warrants.

d) Brokers' Compensation Warrants

As at August 31, 2019, the Company had the following compensation warrants outstanding:

  288,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until November 3, 2019; and
  132,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 22, 2019.

Subsequent to the end of the Year, 288,000 brokers' compensation warrants with an exercise price of $0.15 per share expired (as described earlier under "Subsequent Events").

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of August 31, 2019. Based on this evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are designed effectively to provide reasonable assurance that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company's disclosure controls and procedures are operating effectively as at August 31, 2019.

Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company's internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Avalon Advanced Materials Inc.	Page 16 of 23

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company's ICFR based on the framework Internal Control - Integrated Framework (COSO 2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company's ICFR were effective as at August 31, 2019. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company's design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company's ICFR.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company's management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the financial results or the financial positions reported in future periods are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses its long-lived assets, specifically all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company's exploration and development properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

Avalon Advanced Materials Inc.	Page 17 of 23

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm's length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Site Closure and Reclamation Provision

The Company's accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company's PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Exploration and evaluation costs incurred that have been determined to have future economic benefits and can be economically recoverable are capitalized. In making this judgment, management assesses various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Changes in Accounting Policies Including Initial Adoption

The Company adopted the following new accounting standards during the Year:

Avalon Advanced Materials Inc.	Page 18 of 23

a) IFRS 9, Financial Instruments

On September 1, 2018, the Company adopted IFRS 9, "Financial Instruments" ("IFRS 9") which replaces IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39"). The retrospective adoption of IFRS 9 had no material impact to the Company's consolidated financial statements.

Classification and Measurement

Under IFRS 9, financial assets are initially classified and subsequently measured at amortized cost, fair value through other comprehensive income ("FVOCI"); or fair value through profit or loss "FVTPL". A financial asset is measured at either amortized cost or FVTPL based on the business model in which the financial asset is managed and its contractual cash flow characteristics, unless the financial asset is required or designated to be classified and measured at FVTPL or FVOCI. On initial recognition of an equity instrument investment, the Company may irrevocably elect to measure the investment at FVOCI on an investment-by-investment basis, where the changes in the fair value of equity instruments are permanently recognized in other comprehensive income and will not be reclassified to profit or loss. The election is made on an investment-by-investment basis.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (which generally include derivative liabilities or other financial liabilities which are held for trading), or the Company has irrevocably designated them at FVTPL on initial recognition.

Financial assets and financial liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability, and are subsequently carried at amortized cost using the effective interest rate method, less any impairment. The changes in the fair value that are attributable to changes in the Company's own credit risk of financial liabilities elected at FVTPL are permanently recognized in other comprehensive income and will not be reclassified to profit or loss.

Financial assets and financial liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the statement of profit or loss, and are subsequently measured at fair value. Any realized and unrealized gains and losses arising from the changes in fair value are included in the statement of profit or loss in the period in which they arise.

Financial assets at FVOCI are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, and are subsequently carried at fair value, with any unrealized gains and losses arising from the changes in fair value being included in other comprehensive income or loss. When debt financial assets are derecognized, the cumulative gains and losses previously recognized in other comprehensive income are reclassified to profit or loss. The changes in the fair value of equity instrument investments elected at FVOCI are permanently recognized in other comprehensive income and will not be reclassified to profit or loss.

The following table shows the original measurement categories under IAS 39 and the new categories under IFRS 9 for each class of the Company's financial assets and financial liabilities:

Measurement Category
Financial Instrument	IAS 39	IFRS 9

Cash and cash equivalents	Loans and receivables at amortized cost	Amortized cost
Other receivables	Loans and receivables at amortized cost	Amortized cost
Accounts payable	Other financial liabilities at amortized cost	Amortized cost
Accrued liabilities	Other financial liabilities at amortized cost	Amortized cost
Convertible note payable	FVTPL	FVTPL
Convertible redeemable preferred shares	FVTPL	FVTPL
Derivative liabilities	FVTPL	FVTPL

Avalon Advanced Materials Inc.	Page 19 of 23

Impairment of Financial Assets

IFRS replaces the "incurred loss" model in IAS 39 with a single forward-looking expected credit loss ("ECL") impairment model, which is based on changes in credit quality since initial recognition. The new impairment model is applied, at each reporting date, to financial assets measured at amortized costs or those measured at FVOCI (except for equity instrument investments). Any impairment losses recognized are charged to profit or loss, with the offsetting credit reducing the carrying amount of the financial assets that are measure at amortized cost. For financial assets measured at FVOCI, the impairment loss will be credited to other comprehensive income or loss.

There were no adjustments to the carrying amounts of the Company's financial instruments on the date of transition as a result of the transition from IAS 39 to IFRS 9.

      b) IFRS 15, Revenue from Contracts and Customers

On September 1, 2018, the Company adopted IFRS 15, Revenue from Contracts and Customers ("IFRS 15"). IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue and establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company currently does not have any operating revenue and therefore, the adoption of this new standard does not have any impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements

The following pronouncement is issued but not yet effective:

IFRS 16, Leases

IFRS 16, Leases ("IFRS 16") was issued by the IASB in January 2016, and will replace IAS 17 Leases ("IAS 17"). IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The Company will adopt this standard effective September 1, 2019. Under this standard, the present value of lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those leases classified as operating leases under the current standard IAS 17. This implies higher amounts of depreciation expense on the right of use assets and interest expense on lease liabilities will be recorded in the Company's statement of comprehensive loss in fiscal 2020 and future years. Additionally, a corresponding reduction in corporate and administrative expenses is expected from the elimination of lease expense.

The Company is in the process of completing its review and analysis of IFRS 16 and will apply IFRS 16 from the adoption date of September 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets and lease liabilities will be measured at the amount of the lease liability on adoption. Based on the information currently available, the Company estimates that it will recognize a lease liability and a right of use asset of approximately $1,019,000 relating to the lease of its office premises as at September 1, 2019.

Avalon Advanced Materials Inc.	Page 20 of 23

Forward-Looking Statements, Risk Factors and Qualified Persons

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company's current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

• grade of ore;

• mineral product and commodity prices;

• metallurgical recoveries;

• operating costs;

• achievement of current timetables for development;

• strength of the global economy;

• availability of additional capital; and

• availability of supplies, equipment and labour.

Factors that could cause the Company's actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under "Description of the Business - Risk Factors" in the Company's Annual Information Form for the year ended August 31, 2019, and:

• risks related to the Company's history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;

• risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;

• risks related to the Company's need for additional financing;

• risks related to any joint venture or strategic alliances that may be entered into by the Company;

• risks related to closing of the sale of the near surface resources of the Nechalacho Project and the risk of one party's development plans negatively impacting the other's development plans;

• risks related to the progression of the Separation Rapids Lithium Project to a positive feasibility stage;

• risks related to securing product off-take agreements on a timely basis;

• risks related to the unique ore type at the Nechalacho Rare Earth Elements Project ("Nechalacho" or the "Nechalacho Project") and the Separation Rapids Lithium Project for which known metallurgical processes have not previously been applied;

• uncertainty related to title to the Company's properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Indigenous land title claims and Indigenous rights;

• risks related to the possible existence of rights and interests of Indigenous groups, which may limit the Company's ability to develop its properties;

• risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;

• risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;

• risks related to the demand for technology metals and minerals and fluctuations in their pricing;

• risks related to the demand for lithium and fluctuations in its pricing;

• risks related to competition and the actions of competitors;

• risks related to costs or delays in the commercialization of rare earth products;

• uncertainties related to the fact that the Company's mineral resources and mineral reserves are only estimates;

• risks related to the Company's ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project ("East Kemptville Project") which could adversely affect the Company's ability to conduct further studies and exploration activities;

• risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;

• risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;

• uncertainties involving uninsured risks;

• risks related to possible shortages of supplies, equipment and labour;

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• risks related to the Company's ability to attract and retain qualified management and technical personnel;

• uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;

• risks inherent to the competitive nature of the mineral industry;

• risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company's activities are subject;

• risks related to the availability and reliability of adequate infrastructure;

• risks and hazards inherent to the mining industry;

• risks related to any changes in critical accounting estimates that adversely affect the Company's financial results;

• risks related to potential conflicts of interest of the Company's directors and officers who may have involvement with other resource companies;

• risks due to being a "passive foreign investment company" for U.S. purposes;

• risks related to fluctuations of currency exchange rates;

• risks related to share price volatility;

• risks related to dilution of existing shareholders;

• risks related to cybersecurity;

• risks related to not paying cash dividends;

• risks related to being a non-US corporation; and

• risks related to there being no market for the Company's warrants.

Most of the foregoing factors are beyond the Company's ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management's plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 ("NI 43-101").

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Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve". Under SEC's Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's Industry Guide 7 disclosure standards do not define the terms "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other similar descriptions of the amount of mineralization in mineral and United States companies have historically not been permitted to disclose mineral resources of any category in documents they file with the SEC. United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC's Industry Guide 7 standards.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonadvancedmaterials.com.

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